Exhibit 99.1

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

INTERIM CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

UNAUDITED

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

(UNAUDITED)

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands)

	June 30,	December 31,
	2022	2021
ASSETS
Current Assets:
Cash and cash equivalents	14,154	23,749
Deposits	5,020	-
Other accounts receivable	195	639
Restricted cash	67	120
Total current assets	19,436	24,508

Non-Current Assets:
Right of use assets, net	1,101	1,160
Property, plant and equipment, net	208	202
Total non-current assets	1,309	1,362
Total Assets	20,745	25,870

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands)

		June 30,	December 31,
	Note	2022	2021

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Trade accounts payables		50	93
Other accounts payable	3	1,114	725
Lease liabilities		309	281
Financial Liabilities at fair value	4	439	3,215
Total current liabilities		1,912	4,314

Non-Current Liabilities:
Lease liabilities		787	900
Loan from the Israeli Innovation Authority		293	302
Total non- current liabilities		1,080	1,202

Shareholders’ Equity:
Share capital and additional paid-in capital	2	52,042	48,935
Foreign exchange reserve		(2,025)	210
Accumulated deficit		(32,264)	(28,791)
Total deficit		17,753	20,354
Total Liabilities and Shareholders’ Equity		20,745	25,870

September 28, 2022
Yafit Tehila Chief Financial Officer	Dagi Ben-Noon Chief Executive Officer	Date of approval of financial statements

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands)

	Six months ended June 30,	Six months ended June 30,
	2022	2021

Research and development expenses	4,294	1,104
Sales and marketing expenses	777	244
General and administrative expenses	2,936	1,210
Operating loss	8,007	2,558
Finance expense (income)	(4,534)	5,732
Loss before tax	3,473	8,290
Taxes on income	-	-
Total net loss	3,473	8,290
Other comprehensive loss, net of tax:
Items that will not be reclassified to profit or loss:
Exchange losses arising on translation to presentation currency	(2,235)	33
Total comprehensive loss	5,708	8,323
Weighted average number of ordinary shares	10,475,392	2,667,207
Basic and diluted loss per share	(0.54)	(3.11)

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

(U.S. dollars in thousands)

For the six months ended June 30, 2022:

	Share Capital	Additional paid-in capital	Adjustments arising from translating financial operation	Accumulated deficit	Total
Balance at January 1, 2022:	-	48,935	210	(28,791)	20,354
Changes during the period:
Net loss	-	-	-	(3,473)	(3,473)
Other comprehensive loss	-	-	(2,235)	-	(2,235)
Total comprehensive loss	-	-	(2,235)	(3,473)	(5,708)
Share base compensation	-	3,107	-	-	3,107
Balance at June 30, 2022	-	52,042	(2,025)	(32,264)	17,753

For the six months ended June 30, 2021:

	Share Capital	Additional paid-in capital	Adjustments arising from translating financial operation	Accumulated deficit	Total
Balance at January 1, 2021:	304	10,463	(635)	(11,836)	(1,704)
Changes during the period:
Net loss	-	-	-	(8,290)	(8,290)
Other comprehensive loss	-	-	(33)	-	(33)
Total comprehensive loss	-	-	(33)	(8,290)	(8,323)
Per value cancellation	(304)	304	-	-	-
Options exercise	-	-	-	-	-
Share base compensation	-	462	-	-	462
Balance at June 30, 2021	-	11,229	(668)	(20,126)	(9,565)

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six months ended June 30, 2022	Six months ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(3,473)	(8,290)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	98	93
Increase (decrease) in other accounts receivable	400	(180)
Increase (decrease) in trade accounts payables	(35)	6
Increase (decrease) in other accounts payable	503	(77)
Share based compensation	3,107	462
Change in fair value of Financial Liabilities at fair value	(2,586)	5,549
Financial income	(27)	-
Financial expenses	51	107
Net cash used in operating activities	(1,962)	(2,330)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(55)	(41)
Deposits	(4,994)	-
Payment of deposit	42	(857)
Net cash provided investing activities	(5,007)	(898)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal paid on lease liabilities	(155)	(106)
Receipt of SAFE proceeds	-	4,112
Receipt convertible loan	-	3,484
Payment of convertible loan	-	(431)
Loan from the Israeli Innovation Authority	-	55
Net cash provided financing activities	(155)	7,114

Net increase in cash and cash equivalents	(7,124)	3,886
Cash and cash equivalents at the beginning of the period	23,749	496
Effects of exchange rate changes on cash and cash equivalents	(2,471)	(27)
Cash and cash equivalents at the end of the period	14,154	4,355

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 1 – GENERAL:

1.	INSPIRA TECHNOLOGIES OXY B.H.N. LTD (formerly: INSENSE MEDICAL LTD) (the “Company”) was incorporated in, Israel and commenced its operations on February 27, 2018. The Company’s functional currency is the New Israeli Shekel (“NIS”).

The Company operates in the medical technology industry and is developing a proprietary respiratory support device called the “Inspira ART system”. The Inspira ART system is a cost effective, early extracorporeal respiratory support system with an intent to function as an “artificial lung” for deteriorating respiratory patients.

The Inspira ART system is designed to utilize a hemo-protective flow approach aimed to rebalance saturation levels while patients are awake and breathing, potentially minimizing the patient’s need for mechanical ventilation.

The Company’s product has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA).

On July 16, 2021, the Company completed its initial public offering (“IPO”) on Nasdaq Capital Market whereby the Company sold 2,909,091 of its ordinary shares (the “Ordinary Shares”) and 3,345,455 tradable warrants (inclusive of 436,364 tradable warrants pursuant to the exercise of an overallotment option granted to the underwriters). The aggregate proceeds received by the Company from the IPO were $14,500, after deducting underwriting discounts and commissions and additional offering costs.

On July 16, 2021, following the IPO, the Company issued 2,113,905 ordinary shares and 1,149,582 warrants to investors in connection with the conversion of Company’s previously issued financial liabilities at fair value.

2.	The Company has not generated any revenue since its inception, and the Company is still at the development stage of its products. The Company’s operating loss for the six-months ended June 30, 2022 and 2021 were 8,007 and 2,558 , respectively, and the Company’s net loss for the same period was 3,473 and 8,290. As of June 30, 2022, the company had an accumulated deficit of 32,264. The Company has funded its operations through the proceeds of the IPO.

The  Company has also the ability to decrease its  expenses in order to meet its existing cash flow streams. Management believes that the proceeds of the fundings agreements, combined with its cash on hand and the Company plans, are sufficient to meet the Company’s obligations as they come due in the foreseeable future. There are no assurances, however, that the Company will be able to obtain an adequate level of financial resources that are required for the long-term development and commercialization of its product offering.

The Company does not have any material financial obligations as of the balance date.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 1 – GENERAL (Cont):

3.	The global pandemic resulting from the disease known as COVID-19, caused by a novel strain of coronavirus, SARS-CoV-2, has caused national and global economic and financial market disruptions and may adversely impact our business. Although the Company continued to operate almost fully including carrying out the studies in compliance with all applicable Israeli rules and guidelines on COVID-19, the employees worked remotely when full lockdowns were enforced. The spread of an infectious disease, including COVID-19, may also result in the inability of the manufacturers to deliver components or finished products on a timely basis and may result in the inability of the Company’s suppliers to deliver the parts required by the manufacturers to complete manufacturing of components or finished products. The Company cannot predict the duration or magnitude of the pandemic or the full impact that it may have on the Company’s operations and workforce, including the Company’s research and clinical trials and its ability to raise capital, which in turn could have an adverse impact on the Company’s business, financial condition and results of operation.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

These interim condensed financial statements have been prepared in accordance with the International Accounting Standards (the “IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the 2021 annual financial statements filed with the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 31, 2022. The Company has applied the same accounting policies and methods of computation in its interim financial statements as in its 2022 annual financial statements.

Impact of accounting standards to be applied in future periods

There are a number of standards and interpretations which have been issued by the IAS Board that are effective for periods beginning subsequent to December 31, 2022 (the date on which the Company’s next annual financial statements will be prepared up to) that the Company has decided not to adopt early. The Company does not believe these standards and interpretations will have a material impact on the financial statements once adopted.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 3 – OTHER ACCOUNTS PAYABLE:

	June 30, 2022	December 31, 2021

Employees’ salaries and related liabilities	545	614
Accrued expenses	546	82
Other	23	29
Total	1,114	725

NOTE 4 – FINACIAL LIABILITIES VALUE:

	June 30, 2022	December 31, 2021

Non-tradable warrants (1)	5	196
Non-tradable warrants of SAFE and Convertible Loan investors (2)	56	1,393
Tradable warrants (3)	357	1,493
Financial liability (4)	21	133
Total	439	3,215

1.	Non-Tradable Warrants

As part of an agreement signed in 2019, the investors of certain convertibles loan received, upon conversion to shares 756,333 Ordinary Shares to investors and promoters, non-tradable warrants to purchase an additional 169,019 Ordinary Shares upon consummation of an IPO on the Nasdaq. The warrants are exercisable into Ordinary Shares of the Company at an exercise price equal to the initial public offering price and are exercisable for three years after the IPO.

The warrants were designated to be measured at fair value through profit or loss.

On July 2021, as part of the IPO, the investors received the specified warrants. As of June 30, 2022, the fair value of the warrants were $5.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 4 – FINACIAL LIABILITIES VALUE (Cont):

2.	Non-tradable warrants, SAFE and Convertible Loan investors

On July 16, 2021, following the IPO, the Company issued 2,113,905 Ordinary Shares and 1,149,582 non-tradable warrants to investors in connection with the conversion of Company’s CLAs and SAFEs according to their terms, the fair value of the shares was classified as equity with total value of $10,041. The non-tradable warrants were designated to be measured at fair value through profit or loss.

The non-tradable warrants fair value as of June 30, 2022 is $56.

3.	Tradable warrants

The Company sold 3,345,455 tradable warrants in the IPO. As of June 30, 2022, 1,705,000 tradable warrants were exercised. In October 2021, investors exercised 1,705,000 tradable warrants whereby the Company issued 1,705,000 Ordinary Shares to such investors. The total proceeds received by the Company from this exercise was approximately $9,377. The net proceeds after fees deducting were approximately $8,721.

The tradable warrants were designated to be measured at fair value through profit or loss.

The tradable warrants fair value as of June 30, 2022, is $357.

4.	Financial liability

Financial liability to pay 7% fees on the fundings that will be received from exercises of tradable warrants.

The fair value as of June 30, 2022 is $21.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 5 - SHARE BASED COMPENSATION:

In December 2019, the Company established a share option plan (the “Plan”). As of June 30, 2022, a total of 505,473 options to subscribe Ordinary Shares have been granted to employees, consultants and directors under the Plan, and a total of 3,542,542 restricted stock units (“RSUs”)have been granted to employees, consultants and directors under the Plan, of which 1,404,846 RSUs are vested as of June 30, 2022.

On March 24, 2022, the Company’s board of directors approved a grant of 536,141 RSUs to employees and a grant of 22,500 RSUs to the Company’s advisory board members and an additional consultant. The RSUs represents the right to receive Ordinary Shares at a future time. 555,500 RSU’s vest over a period of three years, with 1 year cliff and 3,141 RSUs vested immediately on the grant date. The RSUs to employees were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

On March 24, 2022, the Company’s board of directors granted a total of 29,400 options to subscribe for Ordinary Shares to advisory board members. The vesting period is three years commencing on the grant date, with 1 year cliff. The exercise price per share was NIS 0.37($0.12). The contractual life of the options under the Plan is ten years.

On April 6, 2022, the Company’s board of directors approved a grant of fully vested 285,713 RSUs to an officer. The RSUs represents the right to receive Ordinary Shares . The RSUs were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

On May 19, 2022, the Company’s board of directors approved a grant of 30,000 RSUs to an employee. The RSUs represents the right to receive Ordinary Shares at a future time and vest over a period of three years, with 1 year cliff period, commencing on the grant date. The RSUs were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

The fair value of all granted options was estimated by using the Black Scholes model, which was aimed to model the value of the Company’s assets over time. The simulation approach was designed to take into account the terms and conditions of the share options, as well as the capital structure of the Company and the volatility of its assets, on the date of grant based on certain assumptions. Those conditions are, among others:

(i)	The expected volatility is 50%;

(ii)	The dividend rate 0%; and

(iii)	Expected term – three years.

The valuation was completed with the assistance of an external valuator based on management’s assumptions.

During the six months ended June 30, 2022, the Company recorded share-based payment expenses in the amount of $3,107.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 5 - SHARE BASED COMPENSATION (Cont.):

The options to services providers and advisers outstanding as of June 30, 2022, as follows:

	Six months ended June 30, 2022
	Number of options	Weighted average Exercise price NIS
Outstanding at beginning of year	87,833	0.37
Granted	29,400	10.78
Exercised	(2,721)	0.37
Forfeited	-	-
Outstanding as of June 30, 2022	114,512	3.041
Exercisable options	71826	0.37

During the six-months ended June 30, 2022, the Company recorded share-based payment expenses of option to services providers and advisers in the amount of $22.

The RSUs to services providers and advisers outstanding as of June 30, 2022, as follows:

Number of RSUs
Outstanding at beginning of year	10,000
Granted	22,500
Vested	1,666
Outstanding as of June 30, 2022	30,834
Vested as of June 30, 2022	1,666

During the six-months ended June 30, 2022, the Company recorded share-based payment expenses of RSUs to services providers and advisers in the amount of $22.

The options to employees and directors outstanding as of June 30, 2022, as follows:

	Six months ended June 30, 2022
	Number of options	Weighted average Exercise price NIS
Outstanding at beginning of year	448,120	0.37
Forfeited	(57,159)	0.37
Outstanding as of June 30, 2022	390,961	0.37
Exercisable options	324,727	0.37

During the six-months ended June 30, 2022, the Company recorded share-based payment expenses of options to employees and directors in the amount of $110.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 5 - SHARE BASED COMPENSATION (Cont.):

The RSUs to employees and directors outstanding as of June 30, 2022, as follows:

Number of RSUs
Outstanding at beginning of year	2,002,587
Granted	826,854
Vested	747,579
Outstanding as of June 30, 2022	2,081,862
Vested as of June 30, 2022	1,403,180

During the six-months ended June 30, 2022, the Company recorded share-based payment expenses of RSUs to employees and directors in the amount of $2,953.

NOTE 6 - FAIR VALUE MEASUREMENT:

Fair value hierarchy

The following tables detail the Company’s assets and liabilities, measured or disclosed at fair value, using a three-level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

As of June 30, 2022:

	Level 1	Level 2	Level 3
Non-Tradable Warrants	-	56	-
Non-tradable warrants of SAFE and Convertible Loan investors		5
Financial liability	-	21	-
Tradable warrants	357	-	-
Total	357	82	-

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 6 - FAIR VALUE MEASUREMENT (Cont.):

As of December 31, 2021:

	Level 1	Level 2	Level 3
Non-Tradable Warrants	-	196	-
Non-tradable warrants of SAFE and Convertible Loan investors		1,393
Financial liability	-	133	-
Tradable warrants	1,493	-	-
Total	1,493	1,722	-

As of June 30, 2022, the fair value measurement of the warrant’s securities in the table above, was estimated using the Black Scholes model, based on assumptions for the variable that are required as of the warrants’ valuation date.

The key inputs that were used in the both items of non-tradable warrants valuation were: risk-free interest rate between 3.83% and 3.86%, expected volatility between 53.2%-58.3% , expected dividend yield of 0% and expected term of warrants of – 2.04-3.04 years.

As of December 31, 2021, the fair value measurement of the SAFE and the warrant’s securities in the table above, was estimated using the Black Scholes model, based on a variety of significant unobservable inputs a thus represent a level 2 measurement within the fair value hierarchy.

The key inputs that were used in the both items of non-tradable warrants valuation were: risk-free interest rate between 0.19% and 0.73% ,expected volatility between 55.3%-57.8% , expected dividend yield of 0% and expected term of warrants of – 2.54-3.54 years.

The carrying amounts of trade and other receivables and trade and other payables are assumed to approximate their fair values due to their short-term nature.

Movements in level 3 assets and liabilities during the corresponding period are set out below:

	Warrants	SAFE	Convertible loan
Balance at December 31, 2020	219	1,273	-
Gains (losses) recognized in profit or loss	111	4,005	1,492
Gains (losses) recognized in other comprehensive loss	-	(20)	37
Additions	-	4,112	3,053
Balance at June, 30 2021	330	9,370	4,582

NOTE 7 – SIGNIFICANT EVENTS DURING THE PERIOD:

On March 4, 2022, a service provider filed a complaint against the Company in connection with a contract between the parties. To date, the Company has not been formally served with the complaint. The Company’s management and the Company’s legal counsel believe it is more likely than not that the complaint will be dismissed based on the language of the written contract between the parties.